PROXY RESULTS (Unaudited)


During the six months ended May 31, 2004, The Hyperion Total Return Fund, Inc. shareholders voted on the following proposals at a shareholders meeting on April 13, 2004. The description of each proposal and number of shares voted are as follows:


1.  To elect to the Funds Board of Directors
           Rodman L. Drake:

Shares Voted For: 28,813,475
Shares Voted Against: 0
Shares Voted Abstain: 321,782


2.  To elect to the Funds Board of Directors
           Harry E. Petersen:

Shares Voted For: 28,473,011
Shares Voted Against: 0
Shares Voted Abstain: 340,461


3.  To elect to the Funds Board of Directors
           Clifford E. Lai:

Shares Voted For: 28,492,412
Shares Voted Against: 0
Shares Voted Abstain: 321,061


4.  To select PricewaterhouseCoopers LLP as the
           independent auditors:

Shares Voted For: 28,383,594
Shares Voted Against: 142,451
Shares Voted Abstain: 287,426